Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-54164, Form S-3 No. 333-127034 and Form S-3 No. 333-114231) of our report dated January 16, 2004, with respect to the consolidated financial statements of Vascular Solutions, Inc. included in the Annual Report (Form 10-K) for the year ended December 31, 2005.

Our audits also included the financial statement schedule of Vascular Solutions, Inc. listed in Item 15(a). This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
January 30, 2006